



BB 12/28

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED
NOV 2 5 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS

SEC FILE NUMBER
8- 20061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2004 (MM/DD/YY) AND ENDING 09/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Metzler Securities GmbH

OFFICIAL USE ONLY
11-07830
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18, Grosse Gallusstrasse
(No. and Street)

Frankfurt am Main (City) Germany (State) 60311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Klaus (0049-69) 2104-591
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young AG, Wirtschaftspruefungsgesellschaft
(Name – *if individual, state last, first, middle name*)

14, Eschersheimer Landstrasse (Address) Frankfurt am Main (City) Germany (State) 60322 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Klaus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Metzler Securities GmbH, as of September, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

November 11, 2005

Signature

Executive Officer

Title

Notary Public

DR. CHRISTOPH SCHUCKING NOTAR IN FRANKFURT AM MAIN

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

APPENDIX A

AFFIRMATION

We hereby represent that, to the best of our knowledge and belief, the financial statements and schedules contained in the audit report on the fiscal year ended September 30, 2005 are true and correct and complete.

METZLER SECURITIES GMBH

Jochen Diehl Michael Klaus
Executive Officers

Subscribed and sworn to before me this 11th day of November, 2005.

DR. CHRISTOPH SCHÜCKING NOTAR IN FRANKFURT AM MAIN

Notary

Ernst & Young

Report of Independent Auditors

The Board of Directors
Metzler Securities GmbH

We have audited the accompanying statements of financial condition of Metzler Securities GmbH (the "Company", a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA) as of September 30, 2005 and 2004, and the related statements of operations and comprehensive income (loss), changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as the basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Metzler Securities GmbH as of September 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

November 11, 2005

Frankfurt am Main

Ernst & Young AG
Wirtschaftsprüfungsgesellschaft


ERNST & YOUNG AG
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT
WIRTSCHAFTS-
PRÜFUNGS-
GESELLSCHAFT
SIEGEL
STUTTGART
ZWEIGNIEDERLASSUNG FRANKFURT

Heist	Sinning
Wirtschaftsprüfer	Wirtschaftsprüferin

Metzler Securities GmbH
(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)
Statements of Financial Condition

	September 30, 2004	September 30, 2005
	USD '000	USD '000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	247	293
Commission receivable	4	0
Investments:		
Available-for-sale securities	1,581	1,684
Non-marketable securities	7	7
Other current assets	115	36
Total Assets	1,954	2,020
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	80	85
Payable to affiliates	0	6
Total Current Liabilities	80	91
SHAREHOLDER'S EQUITY		
Common shares	3,366	3,366
Additional paid in capital	2,950	2,950
Accumulated deficit	(3,180)	(3,205)
Accumulated other comprehensive income (loss):		
Accumulated unrealized gains on marketable securities	0	86
Accumulated foreign currency translation losses	(1,262)	(1,268)
Total Shareholder's Equity	1,874	1,929
Total Liabilities and Shareholder's Equity	1,954	2,020

See accompanying notes to financial statements.

Metzler Securities GmbH

(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Statements of Operations and Comprehensive Income (Loss)

	Year Ended September 30, 2004 USD '000	Year Ended September 30, 2005 USD '000
Revenues		
Commissions	161	167
Interest and other income	47	30
Realized gains on marketable securities	2	3
Total Revenues	210	200
Expenses		
External audit fees	43	50
Commission and clearance fees	23	33
Administration fees	25	26
Bookkeeping fees	22	25
Realized losses on marketable securities	133	0
Other than temporary decline in fair market value of marketable securities	362	0
Provision for uncollectible receivables	0	34
Other operating expenses	67	57
Total Expenses	675	225
Loss before income taxes	(465)	(25)
Income tax expense	(4)	0
Net Loss	(469)	(25)
Other Comprehensive Income (Loss)		
Unrealized gains (losses) on marketable securities, net	527	86
Foreign currency translation adjustment	9	(6)
Comprehensive Income	67	55

See accompanying notes to financial statements.

Metzler Securities GmbH
(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)
Statements of Changes in Shareholder's Equity
Year ended September 30, 2005

				Accumulated Other Comprehensive Income (Loss)		
	Common Stock	Paid in capital	Retained Earnings	Accumulated unrealized gains (losses) on available-for-sale securities	Accumulated foreign currency translation adjustment	Total Shareholder's Equity
	USD '000	USD '000	USD '000	USD '000	USD '000	USD '000
Balance at October 1, 2003	3,366	2,950	(2,711)	(527)	(1,271)	1,807
Paid in capital						
Net loss			(469)			(469)
Other comprehensive income				527	9	536
Balance at September 30, 2004	3,366	2,950	(3,180)	0	(1,262)	1,874
Net loss			(25)			(25)
Other comprehensive income				86	(6)	80
Balance at September 30, 2005	3,366	2,950	(3,205)	86	(1,268)	1,929

See accompanying notes to financial statements

ERNST & YOUNG

Metzler Securities GmbH

(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Statement of Cash Flows

	Year Ended September 30, 2004	Year Ended September 30, 2005
	USD '000	USD '000
Operating Activities		
Net loss	(469)	(25)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Unrealized loss on marketable securities	408	0
Changes in operating assets and liabilities		
Commission receivable	(3)	4
Other assets	159	79
Payable to affiliates	(1,172)	6
Accounts payable	15	5
Net cash provided by (used in) operating activities	**(1,062)**	**69**
Investing Activities		
Proceeds from sale of marketable securities	3,966	1,350
Purchase of marketable securities	(2,703)	(1,368)
Net cash provided by (used in) investing activities	**1,263**	**(18)**
Effect of exchange rate differences on cash	**(18)**	**(5)**
Net increase in cash and cash equivalents	**183**	**46**
Cash and cash equivalents at beginning of year	64	247
Cash and cash equivalents at end of year	247	293
Supplementary disclosures of cash flow information		
Income taxes paid	(4)	0
Interest paid	(3)	0

See accompanying notes to financial statements.

Metzler Securities GmbH
(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Notes to Financial Statements

1. Operations

Metzler Securities GmbH (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 and has been a corporate member of the Philadelphia Stock Exchange Inc. since October 1974. The Company is a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA, Frankfurt, Germany (the "Parent"). The Company acts as a broker-dealer for United States or German institutional customers seeking to sell or purchase German, other European or United States securities. These securities are listed in Germany, other European countries or the United States or traded in the German, another European or the U.S. over-the-counter markets. Trades are settled on a payment against delivery basis. Accordingly, the Company does not hold cash or securities for the account of its customers.

The Company is a corporation with limited liability under German law with 100 % of its capital held by the Parent, a privately held investment bank based in Frankfurt am Main, Germany. The Company's office is in Frankfurt am Main, Germany. The Company has no branches.

The Company has entered into separate clearing arrangements for its United States and German transactions.

Revenues 2005 are derived from ten customers as opposed to four customers in 2004. There were also six new customers during these periods.

Metzler Securities GmbH is a member of the Securities Investor Protection Corporation and carries Stock Broker's Blanket Bonds.

Metzler Securities GmbH
(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Notes to Financial Statements

2. Accounting Policies and Procedures

Basis of Presentation

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States ("US GAAP") and include the accounts of Metzler Securities GmbH. The Company has no subsidiary or investee operations.

As a consequence of past restructuring efforts and the closure of its New York office in fiscal year 2003, the Company now serves its United States customers from its Frankfurt office. The number of trades executed for its United States customers has increased to 209 in fiscal year 2005, compared to 178 in fiscal year 2004. The Company's goal is to establish a profitable business in the United States by offering a range of services not necessarily offered by its competitors. The continuing acquisition of new customers will be integral to the Company's success in the future as will the continuing recovery of the financial markets. Given its stable and controllable cost structure, Company management is working towards a goal of break-even results in fiscal year 2006, although no assurances can be provided in that regard. Management believes that the Company has the ability to continue to meet its obligations in the foreseeable future and or otherwise continue as a going-concern. Accordingly, the accompanying financial statements have been presented on that basis.

Cash Equivalents

The Company defines cash equivalents as highly liquid deposits not held for sale in the ordinary course of business, which have original purchased maturities of three months or less.

Metzler Securities GmbH
(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Notes to Financial Statements

Revenue Recognition

The Company acts as a broker-dealer in German, other European and United States securities and recognizes revenue at the trade date. The Company only accepts institutional customers such as banks, brokers or other financial institutions.

Use of Estimates

The accompanying financial statements have been prepared by management in conformity with US GAAP, which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Marketable Securities

Proprietary security transactions are recorded on a trade-date basis. Securities are classified as available for sale and are recorded at fair value in the financial statements. Realized gains and losses are reflected in revenues in the period during which the disposal occurs.

Declines in the fair value of available-for-sale securities are classified as other-than-temporary when impairments persist for several periods and management does not expect market values to reach historical cost within the next fiscal year. The cost basis of the related security is then written down to its current fair value and a realized loss is recognized in current earnings. Subsequent increases in fair value are accounted for as unrealized gains in other comprehensive income following the Financial Accounting Standards Board Statement No. 115 ("SFAS 115") *"Accounting for Investments in Certain Debt and Equity Securities"*.

Accrued Expenses

Accrued expenses are recognized when the Company has a present obligation (legal or constructive) as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

Foreign Currencies

The Company considers its functional currency to be the Euro, principally because it is also the functional currency used by its Parent. However, a substantial majority of the Company's assets are denominated in United States Dollars ("USD"). Furthermore, while many transactions are conducted in Euro a large component of its cash flows are also either settled in or otherwise linked to USD. To the extent that the USD was considered the Company's functional currency in fiscal year 2005 and or fiscal year 2004, the Company's financial position and results of operations would not have changed significantly as there were no material transaction gains or losses during these periods.

Monetary assets and liabilities denominated in currencies other than the Euro are translated at exchange rates in effect at the balance sheet date. Revenues and expenses denominated in currencies other than the Euro are translated at the prevailing exchange rate at the transaction date or at an average for the period.

For SEC requirements the reporting currency used in the accompanying financial statements is the USD. The Company translates its financial statements and accounts for transactions denominated in foreign currency in accordance with Financial Accounting Standards Board Statement No. 52 (SFAS 52) *"Foreign Currency Translation"*. Revenue and expense figures have been translated using average exchange rates over the reported time periods. The Company's shareholder's equity is recorded at historical exchange rates. Assets and liabilities are translated at exchanges rates in effect at the balance sheet dates. The foreign currency translation adjustment results from the average exchange rate for transactions compared to the exchange rate used to translate assets and liabilities at September 30, 2005 and 2004.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and loss or tax credit carry-forwards using enacted tax rates expected to be in effect at the time these differences are realized. Valuation allowances are recorded for deferred tax assets where it is more likely than not that such assets will not be realized.

Exchange Memberships

Exchange memberships are recorded at cost or, if an impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Comprehensive Income

Comprehensive income is defined as the change in equity of a company during a period from non-owner sources. Comprehensive income for fiscal year 2005 and fiscal year 2004 consists of net income (loss), currency translation adjustments and unrealized gains (losses) on marketable securities.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform with current year presentations.

3. Related Party Transactions

The Company executes purchases and sales of German, other European and United States securities through the Parent and third parties. Included in "Commissions and clearance fees" are commissions and clearance fees paid to third parties for execution and settlement services of USD 33,367 in fiscal year 2005 (Fiscal year 2004: USD 22,507).

All commissions and clearance fees in fiscal year 2005 and fiscal year 2004 were paid to Bankhaus Metzler for execution and settlement services based on a clearing agreement dated August 19, 2004.

The Company has an uncommitted line of credit with the Parent totaling EUR 2 million to finance short-term cash needs with an interest rate of 6.5 % p.a. fixed until February 28, 2006. At September 30, 2005, no amounts were outstanding under this line of credit.

4. Income Taxes

Income tax expense included in the statement of operations consists of the following:

	Year Ended September 30, 2004 USD '000	Year Ended September 30, 2005 USD '000
Current income tax expense	4	0
Deferred income tax expense	0	0
Total income tax expense	**4**	**0**

The actual tax expense for both the fiscal year 2004 and fiscal year 2005 differs from the amount that would be computed by applying the statutory German tax rate to pre-tax income (loss) primarily due to both amounts which are non-deductible for German income tax purposes and also due to the change in valuation allowance of deferred tax assets.

The Company files its German tax returns on a calendar year basis. Deferred tax assets consist primarily of net operating loss carry-forwards ("NOL carry-forwards") available for German tax purposes. These NOL carry-forwards totaled Euro 887,650 as of December 31, 2004. While there is currently no expiration to these NOL carry-forwards, they have been fully provided for in the accompanying financial statements given the current uncertainty of their ultimate recoverability.

5. Marketable Securities

Marketable securities are considered available for sale and are reported at fair value at each balance sheet date. As of September 30, 2004, all unrealized losses accumulated in prior years and in that year were reclassified to realized losses and the cost basis of the securities was reduced to the current fair values as the decline of the fair values was considered other-than-temporary. The changes in fair values during fiscal year 2005 were recognized as unrealized gains in other comprehensive income.

The aggregate cost, fair values and net unrealized holdings gains and losses by type of securities as of September 30, 2005 and as of September 30, 2004, respectively, are as follows:

September 30, 2005 (In USD '000)	**Cost**	**Unrealized gains/losses**	**Estimated fair value**	**Changes in unrealized gains/losses**
US Government bonds, with a maturity within one year	1,368	3	1,371	3
Other marketable securities	225	83	308	83
Non-marketable securities	7	0	7	0
Total	1,600	86	1,686	86

September 30, 2004 (In USD '000)	**Cost**	**Unrealized gains/losses**	**Estimated fair value**	**Changes in unrealized gains/losses**
US Government bonds	1,347	0	1,347	(6)
Other marketable securities	225	0	225	533
Non-marketable securities	7	0	7	0
Total	1,579	0	1,579	527

During fiscal year 2004, marketable securities with a fair value of USD 16,106 were sold, resulting in a realized loss of USD 130,953 in fiscal year 2004. No marketable securities were sold in fiscal year 2005.

The value of the US Government Bonds as indicated in the Statement of Financial Condition contains accrued interest totaling USD 4,360 as of September 30, 2005 and USD 9,240 as of September 30, 2004.

6. Net Capital and Cash Reserve Requirements

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule of the SEC. This rule prohibits the Company from engaging in any securities transactions whenever its aggregate indebtedness, as defined by regulations, exceeds 1,500 % (fifteen times) its net capital, as defined by regulations. At September 30, 2005, the Company was required to maintain minimum net capital of the higher of USD 6,094, equaling 6 2/3 % of the total aggregate indebtedness, or USD 100,000. Aggregate indebtedness was USD 91,414 and regulatory net capital was USD 1,543,973 resulting in a ratio of approximately 6 %.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and NASD.

Pursuant to the cash reserve requirements of SEC Rule 15c3-3, the Company may be required to deposit funds in a special reserve bank account for the exclusive benefit of customers. Since September 30, 2003, the Company is exempted from this rule.

7. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of its business, the Company's customer activities involve the execution and settlement of various securities transactions. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. The Company and its Parent monitor the credit standing of counter-parties with whom they conduct business on a periodic basis in order to control the risks associated with these activities. Trades pending at September 30, 2005 were settled without adverse effect on the Company's financial statements, taken as a whole.

Supplemental Information

ERNST & YOUNG

Metzler Securities GmbH
(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2005

(in USD)

Total ownership equity		1,928,611
Deduct ownership equity not allowable for net capital		0
Total ownership equity qualified for net capital		1,928,611
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
Other (deductions) or allowable credits		0
Total capital and allowable subordinated liabilities		1,928,611
Deductions and/or charges:		
Total nonallowable assets from Statement of Financial Condition*	331,570	
Other deductions and/or charges	0	
Total deductions and/or charges		(331,570)
Other additions and/or charges		0
Net capital before haircuts on securities positions		1,597,041
Haircuts on securities:		
United States and Canadian government obligations	6,857	
Stocks and warrants	46,211	
Other	0	
Total haircuts on securities		(53,068)
Net Capital		1,543,973

**See attached Statement of Assets Deemed Nonallowable in Computing Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.*

Metzler Securities GmbH
(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission (continued)

September 30, 2005

(in USD)

Computation of Basic Net Capital Requirement	
Minimum net capital required (based on Aggregate Indebtedness)	6,094
Minimum dollar net capital requirement of reporting broker or dealer	100,000
Net capital requirement	100,000
Excess net capital	1,443,973

(in USD)

Computation of Aggregate Indebtedness (AI)	
Total AI liabilities from Statement of Financial Condition	91,414
Total Aggregate Indebtedness	91,414
Percentage of Aggregate Indebtedness to net capital	6 %

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5:

The Company's unaudited filing reported the following:

	Unaudited filing	Schedule above	Difference
Net capital	1,574,609	1,543,973	-30,636
Excess net capital	1,474,609	1,443,973	-30,636
Aggregate indebtedness	91,414	91,414	-

The difference of USD 30,636 resulted from non-recurring adjustments which the Company made during its year end closing process. The Company believes this difference is immaterial when viewed in relation to the excess net capital that it currently has on hand.

Metzler Securities GmbH
(a subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Statement of Assets Deemed Nonallowable in computing Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2005

(in USD)	
Cash and cash equivalents	288,803
Other current assets	35,310
Securities owned and not readily marketable	7,457
	331,570

Metzler Securities GmbH

(a subsidiary of B. Metzler seel. Sohn & Co. KGaA)

STATEMENT REGARDING RULE 15C3-3

September 30, 2005

Pursuant to a letter from the National Association of Securities Dealers dated June 6, 1995, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

ERNST & YOUNG

Independent Auditors' Supplementary Report on Internal Accounting Control Required by SEC Rule 17a-5

Independent Auditors' Supplementary Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors
Metzler Securities GmbH

In planning and performing our audit of the financial statements and supplemental schedules of Metzler Securities GmbH, (a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA) for the year ended September 30, 2005, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17(a)-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters of internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the SEC's objectives.

EY ERNST & YOUNG

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., the SEC and other regulatory agencies which rely on Rule 17a-5(g) of the Securities Exchange Act of 1934 and should not be used for any other purpose.

November 11, 2005

Frankfurt am Main

Ernst & Young AG
Wirtschaftsprüfungsgesellschaft


ERNST & YOUNG AG
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT
WIRTSCHAFTS-
PRÜFUNGS-
GESELLSCHAFT
SIEGEL
STUTTGART
ZWEIGNIEDERLASSUNG FRANKFURT

Heist
Wirtschaftsprüfer

Sinning
Wirtschaftsprüferin

[Translator's notes are in square brackets]

General Engagement Terms

for

Wirtschaftsprüfer and Wirtschaftsprüfungsgesellschaften

[German Public Auditors and Public Audit Firms]

as of January 1, 2002

This is an English translation of the German text, which is the sole authoritative version

1. Scope

(1) These engagement terms are applicable to contracts between Wirtschaftsprüfer [German Public Auditors] or Wirtschaftsprüfungsgesellschaften [German Public Audit Firms] (hereinafter collectively referred to as the "Wirtschaftsprüfer") and their clients for audits, consulting and other engagements to the extent that something else has not been expressly agreed to in writing or is not compulsory due to legal requirements.

(2) If, in an individual case, as an exception contractual relations have also been established between the Wirtschaftsprüfer and persons other than the client, the provisions of No. 9 below also apply to such third parties.

2. Scope and performance of the engagement

(1) Subject of the Wirtschaftsprüfer's engagement is the performance of agreed services – not a particular economic result. The engagement is performed in accordance with the Grundsätze ordnungsmäßiger Berufsausübung [Standards of Proper Professional Conduct]. The Wirtschaftsprüfer is entitled to use qualified persons to conduct the engagement.

(2) The application of foreign law requires – except for financial attestation engagements – an express written agreement.

(3) The engagement does not extend – to the extent it is not directed thereto – to an examination of the issue of whether the requirements of tax law or special regulations, such as, for example, laws on price controls, laws limiting competition and Bewirtschaftungsrecht [laws controlling certain aspects of specific business operations] were observed; the same applies to the determination as to whether subsidies, allowances or other benefits may be claimed. The performance of an engagement encompasses auditing procedures aimed at the detection of the defalcation of books and records and other irregularities only if during the conduct of audits grounds therefor arise or if this has been expressly agreed to in writing.

(4) If the legal position changes subsequent to the issuance of the final professional statement, the Wirtschaftsprüfer is not obliged to inform the client of changes or any consequences resulting therefrom.

3. The client's duty to inform

(1) The client must ensure that the Wirtschaftsprüfer – even without his special request – is provided, on a timely basis, with all supporting documents and records required for and is informed of all events and circumstances which may be significant to the performance of the engagement. This also applies to those supporting documents and records, events and circumstances which first become known during the Wirtschaftsprüfer's work.

(2) Upon the Wirtschaftsprüfer's request, the client must confirm in a written statement drafted by the Wirtschaftsprüfer that the supporting documents and records and the information and explanations provided are complete.

4. Ensuring independence

The client guarantees to refrain from everything which may endanger the independence of the Wirtschaftsprüfer's staff. This particularly applies to offers of employment and offers to undertake engagements on one's own account.

5. Reporting and verbal information

If the Wirtschaftsprüfer is required to present the results of his work in writing, only that written presentation is authoritative. For audit engagements the long-form report should be submitted in writing to the extent that nothing else has been agreed to. Verbal statements and information provided by the Wirtschaftsprüfer's staff beyond the engagement agreed to are never binding.

6. Protection of the Wirtschaftsprüfer's intellectual property

The client guarantees that expert opinions, organizational charts, drafts, sketches, schedules and calculations – expecially quantity and cost computations – prepared by the Wirtschaftsprüfer within the scope of the engagement will be used only for his own purposes.

7. Transmission of the Wirtschaftsprüfer's professional statement

(1) The transmission of a Wirtschaftsprüfer's professional statements (long-form reports, expert opinions and the like) to a third party requires the Wirtschaftsprüfer's written consent to the extent that the permission to transmit to a certain third party does not result from the engagement terms.

The Wirtschaftsprüfer is liable (within the limits of No. 9) towards third parties only if the prerequisites of the first sentence are given.

(2) The use of the Wirtschaftsprüfer's professional statements for promotional purposes is not permitted; an infringement entitles the Wirtschaftsprüfer to immediately cancel all engagements not yet conducted for the client.

8. Correction of deficiencies

(1) Where there are deficiencies, the client is entitled to subsequent fulfillment [of the contract]. The client may demand a reduction in fees or the cancellation of the contract only for the failure to subsequently fulfill [the contract]; if the engagement was awarded by a person carrying on a commercial business as part of that commercial business, a government-owned legal person under public law or a special government-owned fund under public law, the client may demand the cancellation of the contract only if the services rendered are of no interest to him due to the failure to subsequently fulfill [the contract]. No. 9 applies to the extent that claims for damages exist beyond this.

(2) The client must assert his claim for the correction of deficiencies in writing without delay. Claims pursuant to the first paragraph not arising from an intentional tort cease to be enforceable one year after the commencement of the statutory time limit for enforcement.

(3) Obvious deficiencies, such as typing and arithmetical errors and formelle Mängel [deficiencies associated with technicalities] contained in a Wirtschaftsprüfer's professional statements (long-form reports, expert opinions and the like) may be corrected – and also be applicable versus third parties – by the Wirtschaftsprüfer at any time. Errors which may call into question the conclusions contained in the Wirtschaftsprüfer's professional statements entitle the Wirtschaftsprüfer to withdraw – also versus third parties – such statements. In the cases noted the Wirtschaftsprüfer should first hear the client, if possible.

9. Liability

(1) The liability limitation of § ["Article"] 323 (2)["paragraph 2"] HGB ["Handelsgesetzbuch". German Commercial Code] applies to statutory audits required by law.

(2) Liability for negligence; An individual case of damages

If neither No. 1 is applicable nor a regulation exists in an individual case, pursuant to § 54a (1) no. 2 WPO ["Wirtschaftsprüferordnung" Law regulating the Profession of Wirtschaftsprüfer] the liability of the Wirtschaftsprüfer for claims of compensatory damages of any kind – except for damages resulting from injury to life, body or health – for an individual case of damages resulting from negligence is limited to € 4 million; this also applies if liability to a person other than the client should be established. An individual case of damages also exists in relation to a uniform damage arising from a number of breaches of duty. The individual case of damages encompasses all consequences from a breach of duty without taking into account whether the damages occurred in one year or in a number of successive years. In this case multiple acts or omissions of acts based on a similar source of error or on a source of error of an equivalent nature are deemed to be a uniform breach of duty if the matters in question are legally or economically connected to one another. In this event the claim against the Wirtschaftsprüfer is limited to € 5 million. The limitation to the fivefold of the minimum amount insured does not apply to compulsory audits required by law.

(3) Preclusive deadlines

A compensatory damages claim may only be lodged within a preclusive deadline of one year of the rightful claimant having become aware of the damage and of the event giving rise to the claim – at the very latest, however, within 5 years subsequent to the event giving rise to the claim. The claim expires if legal action is not taken within a six month deadline subsequent to the written refusal of acceptance of the indemnity and the client was informed of this consequence. The right to assert the bar of the preclusive deadline remains unaffected. Sentences 1 to 3 also apply to legally required audits with statutory liability limits.